Filing by PowerShares Exchange-Traded Fund Trust II pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:

Claymore Exchange-Traded Fund Trust

Claymore Exchange-Traded Fund Trust 2

Rydex ETF Trust

333-221698

EXCHANGE-TRADED FUNDS PROXY FACT SHEET FOR:
GUGGENHEIM EXCHANGE-TRADED FUNDS
RYDEX ETF TRUST

SPECIAL JOINT MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	DECEMBER 20, 2017	OFFICES OF GUGGENHEIM INVESTMENTS
Mail Date	JANUARY 10, 2018	227 WEST MONROE STREET
Meeting Date	FEBRUARY 16, 2018 @ 1:00 PM CST	CHICAGO, ILLINOIS 60606
ADDITIONAL INFORMATION		C ONTACT INFORMATION
Ticker Symbol	SEE PAGE 5	Inbound Line	1-888-567-1626
CUSIP	SEE PAGE 5	Website	www.guggenheiminvestments.com

What are Shareholders being asked to vote on?

1.

To approve an Agreement and Plan of Reorganization (“Plan of Reorganization”) that provides for the reorganization of the Fund into a corresponding, newly formed series of the PowerShares by Invesco family of funds (a “PowerShares Fund”).

BOARD OF TRUSTEES RECOMMENDATION – FOR

What is happening?

Management and the Board of Trustees of the Rydex Funds (the “Rydex Board”) has recommended reorganizing each Rydex Fund into a corresponding, newly formed PowerShares Fund (the “Reorganization”). The Plan of Reorganization is being submitted to a vote of the shareholders of each Rydex Fund because, pursuant to the terms of the Plan of Reorganization and as required by the Rydex Funds’ governing documents, the Reorganization will not be consummated without shareholder approval. In other words, if shareholders of a Rydex Fund do not approve the Plan of Reorganization, that Rydex Fund will not be reorganized into its corresponding PowerShares Fund.

Why is the Plan of Reorganization being proposed by Management?

On September 28, 2017, Guggenheim Capital LLC (“Guggenheim Capital”) entered into an agreement (the “Transaction Agreement”) to sell its exchange-traded funds (“ETF”) business to Invesco Ltd. (“Invesco”), a leading independent global investment management company (the “Transaction”). In connection with the Transaction, Security Investors, LLC (which operates under the name Guggenheim Investments) (“SI”) the investment adviser of the Rydex Funds, recommended that the Rydex Board approve the Plan of Reorganization to reorganize the Rydex Funds into the PowerShares by Invesco family of funds.

Will the value of my shares change as a result of the Reorganization?

Under the Plan of Reorganization, shares of each Rydex Fund will be reorganized into shares of its corresponding PowerShares Fund. The shares of a PowerShares Fund (and cash with respect to any fractional shares) you receive in exchange for your Rydex Fund shares will have an aggregate Net Asset Value equal to the aggregate Net Asset Value of your respective Rydex Fund shares as of the close of business on the business day before the closing date of the Reorganization (the “Closing Date”).

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Are there any significant differences between the Rydex Fund shares and the PowerShares Fund shares?

In general, the method of buying and selling shares, pricing, and portfolio holdings disclosure policies, among other factors, are substantially similar between the Funds. Additionally, distributions of net investment income and net realized capital gains by each PowerShares Fund will be paid on the same schedule as the corresponding Rydex Fund after the Reorganization.

Certain Rydex Funds will be reorganized into PowerShares Trusts that are organized in Massachusetts, whereas the Rydex Trust is organized in Delaware. Although the differing state laws result in some differences, the governing instruments of the Trusts are substantially similar.

Will the reorganization result in a higher investment management fee rate or higher fund expense ratios? How do the expenses of the funds compare?

No change will occur in the advisory fee rates as a result of the Reorganization. In addition, IPCM has agreed to limit the total annual fund operating expense ratio (after waivers) of each PowerShares Fund (subject to certain exclusions) at the same or lower level as the current total annual fund operating expense ratio of the corresponding Rydex Fund (subject to certain exclusions) through two years from the Closing Date. After the expiration of the PowerShares’ expense limit discussed above, the expense ratio of a Fund (which is expressed as a percentage of the value of your investment) may increase due to any fluctuation in an expense not covered by a unitary fee or expense cap. Given potential variations in asset levels and excluded expenses, the Funds cannot reasonably forecast expenses beyond the duration of the expense limit.

How are the Funds expected to benefit from the proposed Reorganizations?

After a careful consideration of the proposed Reorganization, the Rydex Board determined that the Reorganization was in the best interests of each of the Rydex Funds. In making this determination, the Rydex Board considered information provided by Guggenheim Capital and Invesco with respect to the potential benefits of the Reorganization, including that the Rydex Funds may benefit from an organization of Invesco’s size and scale, as well as from Invesco’s range of services, financial strength and ETF industry expertise, and that access to Invesco’s distribution capabilities may create the potential for asset growth which, if realized, may result in better liquidity, narrower trading spreads and greater efficiencies.

What did Management consider when proposing the Plan of Reorganization?

SI conducted a comparative evaluation of (i) the PowerShares by Invesco family of funds, (ii) IPCM, the investment adviser of the PowerShares Funds, and an indirect, wholly-owned subsidiary of Invesco, and (iii) Invesco, the parent company of IPCM. Such evaluation included (i) IPCM’s investment processes and capabilities, (ii) IPCM’s and Invesco’s administrative and distribution capabilities, (iii) the nature and performance of other funds offered by IPCM, (iv) the compliance culture and infrastructure of IPCM, Invesco and the PowerShares by Invesco family of funds, and (v) the reputation of Invesco, IPCM and the PowerShares by Invesco family of funds in the marketplace. In view of the foregoing considerations, SI believes that the proposed Reorganization is in the best interests of the Rydex Funds and their shareholders.

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How do the funds’ investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks compare?

The investment objectives, fundamental investment restrictions, principal investment strategies and principal investment risks of each PowerShares Fund are substantially similar (and in some instances identical) to its corresponding Rydex Fund.

How do the Funds’ historical performance compare?

Each PowerShares Fund is a newly formed “shell” fund that has not yet commenced operations, and therefore has no performance history. Each PowerShares Fund has been organized solely in connection with the Reorganization to acquire all or substantially all of the assets and all of the stated liabilities included in the Rydex Fund’s financial statements and continue the business of its corresponding Rydex Fund. Therefore, if shareholders of a Rydex Fund approve the Plan of Reorganization and that Rydex Fund is reorganized into its corresponding PowerShares Fund, the Rydex Fund will remain the “accounting survivor.” This means that the PowerShares Funds will continue to show the historical investment performance and returns of the Rydex Funds (even after their liquidation).

Will the service providers change if shareholders approve the proposal?

Most service providers will change. SI currently serves as the investment adviser to the Rydex Funds. IPCM will serve as the investment adviser to the PowerShares Funds and will manage the PowerShares Funds after the Reorganization. The current portfolio managers of the Rydex Funds will no longer manage the Funds after the Reorganization, and portfolio managers of certain of the PowerShares by Invesco family of funds will assume management responsibilities for the PowerShares Funds. Additionally, the distributor, administrator and independent registered public accounting firm of the Rydex Funds will change in connection with the Reorganization.

Assuming shareholders approve the Plan of Reorganization, when will it take place?

If shareholders of a Rydex Fund approve the Plan of Reorganization and other closing conditions are met or waived, the Reorganization will occur on or about the Closing Date, which is anticipated to be March 26, 2018.

Who is Invesco PowerShares?

Invesco PowerShares Capital Management LLC, located at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515, is registered as an investment adviser with the SEC. IPCM is an indirect, wholly owned subsidiary of Invesco. IPCM serves as the investment adviser to the PowerShares by Invesco family of funds. As of November 30, 2017, IPCM advised more than 154 ETFs with combined assets under management of approximately $79.4 billion.

Will the Funds pay expenses associated with the Meeting and/or Reorganization?

No. SI, IPCM or their affiliates will bear all of the fees and expenses of the Rydex Funds and the PowerShares Funds relating to the Reorganization, including proxy solicitation costs. The Funds will not bear any costs or expenses, directly or indirectly, related to the Transaction and the Reorganization, regardless of whether the Reorganization is consummated.

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What happens if the Reorganization is not approved?

The Reorganization will be carried out on a fund-by-fund basis. If shareholders of a Rydex Fund do not vote to approve the Plan of Reorganization, the Reorganization will not occur with respect to that Rydex Fund. While the consummation of the Reorganization of one Rydex Fund is not contingent on the specific consummation of the Reorganization of any other Rydex Fund, the Reorganization will not close unless the conditions to the closing of the Transaction Agreement are met or waived by the applicable parties. One condition to both parties’ obligations to effect the closing under the Transaction Agreement is that the annualized revenues of Guggenheim Capital’s ETF business as of a date shortly prior to the closing under the Transaction Agreement are at least 70% of those revenues as of September 8, 2017, calculated in a manner that excludes the impact of market movements and any Rydex Funds that have not received shareholder approval for the Reorganization by the calculation date. If this condition (or other applicable conditions) are not met or waived, the Reorganization will not be consummated, even if shareholders of one or more Rydex Funds approved the Reorganization, and the Rydex Funds will not be combined with the PowerShares Funds.

Who will manage my Fund if the Reorganization is not approved before the closing of the Transaction?

One of the conditions of the Transaction is that each Rydex Fund’s current Advisory Agreement with SI will terminate immediately prior to the closing of the Transaction, which is expected to occur at the same time as the closing of the Reorganization. If shareholders of a Rydex Fund have not approved the Reorganization of such Rydex Fund by the time of closing of the Transaction, it is anticipated that the Rydex Fund would follow Rule 15a-4 under the 1940 Act, which permits the Rydex Board to approve, and for the Rydex Fund to enter into, an interim investment advisory contract with IPCM pursuant to which IPCM, as an interim adviser, may serve as the investment adviser to the Rydex Fund for a period not to exceed 150 days following the termination of the current advisory agreement(s) to be able to continue uninterrupted portfolio management services for such Rydex Fund. After the 150 day period has expired, if shareholders of a Rydex Fund have still not approved the Reorganization, the Rydex Board will consider what additional action to take in the best interests of that Rydex Fund, including possibly liquidating the Rydex Fund.

What are the Federal Income Tax Consequences of the reorganization?

Each Reorganization is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and will not take place unless an opinion of counsel is provided to that effect. Assuming each Reorganization so qualifies, there is expected to be no gain or loss recognized by shareholders for U.S. federal income tax purposes as a direct result of the Reorganization (except with respect to cash received by a shareholder in lieu of fractional shares).

THE BOARD OF TRUSTEES RECOMMENDS A VOTE “FOR” PROPOSAL 1

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VOTING METHODS

PHONE:

To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

Proxy Materials Are Available Online At: www.proxyonline.com/docs/rydexetftrust.pdf

NAME OF FUND	CUSIP	CLASS	TICKER
Guggenheim S&P 500® Equal Weight ETF	78355W106	Common	RSP
Guggenheim S&P 500® Pure Growth ETF	78355W403	Common	RPG
Guggenheim S&P 500® Pure Value ETF	78355W304	Common	RPV
Guggenheim S&P 500® Top 50 ETF	78355W205	Common	XLG
Guggenheim S&P MidCap 400® Pure Growth ETF	78355W601	Common	RFG
Guggenheim S&P MidCap 400® Pure Value ETF	78355W502	Common	RFV
Guggenheim S&P SmallCap 600® Pure Growth ETF	78355W809	Common	RZG
Guggenheim S&P SmallCap 600® Pure Value ETF	78355W700	Common	RZV
Guggenheim MSCI Emerging Markets Equal Country Weight ETF	78355W536	Common	EWEM
Guggenheim S&P 100® Equal Weight ETF	78355W478	Common	OEW
Guggenheim S&P 500® Equal Weight Utilities ETF	78355W791	Common	RYU
Guggenheim S&P 500® Equal Weight Consumer Discretionary ETF	78355W882	Common	RCD
Guggenheim S&P 500® Equal Weight Consumer Staples ETF	78355W874	Common	RHS
Guggenheim S&P 500® Equal Weight Energy ETF	78355W866	Common	RYE
Guggenheim S&P 500® Equal Weight Financials ETF	78355W858	Common	RYF
Guggenheim S&P 500® Equal Weight Health Care ETF	78355W841	Common	RYH
Guggenheim S&P 500® Equal Weight Industrials ETF	78355W833	Common	RGI
Guggenheim S&P 500® Equal Weight Materials ETF	78355W825	Common	RTM
Guggenheim S&P 500® Equal Weight Technology ETF	78355W817	Common	RYT
Guggenheim S&P 500® Equal Weight Real Estate ETF	78355W486	Common	EWRE
Guggenheim S&P MidCap 400® Equal Weight ETF	78355W577	Common	EWMC
Guggenheim S&P SmallCap 600® Equal Weight ETF	78355W585	Common	EWSC
Guggenheim Multi-Factor Large Cap ETF	78355W460	Common	GMFL

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